UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No. _____)*

                            Emergisoft Holding, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                     Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   29100D 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    Dan Witte
                 Chief Operating Officer/Chief Financial Officer
                             Emergisoft Holding, Inc.
                                  2225 Avenue J
                               Arlington, Texas 76006
                                 (817) 633-6665
--------------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                  May 25, 2001
--------------------------------------------------------------------------------
                  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box X

Check the following box if a fee is being paid with the statement  X

Note: Schedules filed in proper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                  SCHEDULE 13D


-------- -----------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  James A. Ryffel
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      o
         (b)      o                        N/A

-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------

3        SEC USE ONLY


-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------

4        SOURCE OF FUNDS (See Instructions)

                  00
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)

                           N/A
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  N/A
-------- ----------------------------------------------------------------------
-------------------- ------ ---------------------------------------------------

                     7      SOLE VOTING POWER

                                     0

     NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
 REPORTING PERSON
       WITH
                     ------ ---------------------------------------------------
                     ------ ---------------------------------------------------

                     8      SHARED VOTING POWER

                                     30,941,739
                     ------ ---------------------------------------------------
                     ------ ---------------------------------------------------

                     9      SOLE DISPOSITIVE POWER

                                     8,634,658
                     ------ ---------------------------------------------------
                     ------ ---------------------------------------------------

                     10     SHARED DISPOSITIVE POWER

                                     0
-------------------- ------ ---------------------------------------------------

-------- ----------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,634,658
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

                  U*
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  17.7%
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON (See Instructions)

                  IN
-------- -----------------------------------------------------------------------------------------------------------





         *Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by James A. Ryffel that he is the beneficial owner of any of the Common Stock listed on Sections 8 or 10 above referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended ( the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.  Security and Issuer.

                  This statement on Schedule 13D relates to the Common Stock of Emergisoft Holding, Inc., a Nevada corporation ("Emergisoft" or "Issuer"). The principal executive offices of Emergisoft are located at 2225 Avenue J, Arlington, Texas 76006.

Item 2.  Identity and Background.

         (a-c)    The name of the  individual  filing this  statement  is James
                  A. Ryffel. Mr. Ryffel's business address is 3113 S. University Drive, 6th Floor, Fort Worth, Texas 76109. Mr. Ryffel is President of Woodcrest Enterprises, Inc., a real estate firm, and principal member of Woodcrest Capital, L.L.C. ("Woodcrest"), which invests in various companies.

          (d) Mr. Ryffel has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanor).

         (e) Mr. Ryffel has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandatory activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Ryffel is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Pursuant to an Agreement and Plan of Merger, dated as of March 28, 2001 (the "Merger Agreement"), among Issuer, a wholly owned subsidiary of Issuer ("Sub") and Emergisoft Holding, Inc., a Delaware corporation ("Emergisoft Delaware"), Sub merged with and into Emergisoft Delaware and Emergisoft Delaware remained a wholly owned subsidiary of Issuer (such events constituting the "Merger'). Once the Merger was consummated, Sub ceased to exist as a corporation and all of the business, assets, liabilities and obligations of Sub were merged into Emergisoft Delaware with Emergisoft Delaware remaining as the surviving corporation (the "Surviving Corporation"). As a result of the Merger, the outstanding shares of Emergisoft Delaware common stock were converted into an aggregate of 46,235,085 shares of Issuer common stock. Mr. Ryffel received 8,634,658 shares of Issuer's common stock pursuant to the Merger. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by this reference.

Item 4.  Purpose of Transaction.

         (a)-(b) As described in item 3 above, this statement relates to the Merger of Emergisoft Delaware with and into Sub in a statutory merger pursuant to the Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Sub ceased to exist and Emergisoft Delaware continued as the Surviving Corporation and as a wholly owned subsidiary of Issuer. Holders of outstanding Emergisoft Delaware common stock received in exchange for the shares of Emergisoft Delaware common stock held by them an aggregate of 46,235,085 shares of Issuer common stock.

         (c) Mr. Ryffel has no present plans or proposals for an extraordinary corporate transaction involving Issuer.

         (d) Immediately prior to the consummation of the Merger, Lionel Drage, the sole officer and director of Issuer elected Richard Manley as sole director of Issuer and resigned. Richard Manley elected the following individuals as directors of Issuer: Ash Huzenlaub, Kenna Bridgmon, Dan Witte, Cameron Ware, Ronald Hellstern and Jason Sear. The Board of Directors of the Issuer will be comprised of no more than nine members. The new officers of Issuer are:
                  Richard Manley, Chairman of the Board, Chief Executive Officer and President; Dan Witte, Vice President - Finance, Chief Financial Officer and Chief Operating Officer; James L. Williams, Chief Technology Officer and Chief Information Officer; Kenna Bridgmon, Vice President - Client Services; Ron Hellstern, Vice President - Medical Affairs; and Joe S. Eppes, Vice President - Administration and Secretary.

         (e) Other than as a result of the merger described in Item 3 above, Mr. Ryffel has no present proposals for material changes in the present capitalization or dividend policy of Issuer.

         (f) Mr. Ryffel has no present plans or proposals for material change in Issuer's business or current structure.

         (g) Mr. Ryffel has no present plans or proposals for changes in Issuer's charter or bylaws, or instruments corresponding thereto or other actions that may impede the acquisition or control of Issuer by any person.

         (h) Mr. Ryffel has no present plans or proposals for causing a close of securities of Issuer to be deleted from a natural securities exchange or to cause to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

         (i) Mr. Ryffel has no present plans or proposals for a class of securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         (j) Other than as described above, Mr. Ryffel has no plans or proposals for any actions similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a)-(b) As a result of the Stockholders Agreement described below, Mr. Ryffel may be deemed to be the beneficial owner of at least 30,941,739 shares of Issuer common stock, for which Mr. Ryffel, Berlwood V, L.P. ("Berlwood") and the Shareholders set forth on Schedule A have shared voting power (the "Shareholders"). Such Issuer common stock constitutes approximately 63.3% of the issued and outstanding shares of Issuer common stock. Mr. Ryffel has sole disposition power with respect to only 8,634,658 shares, constituting approximately 17.7% of the issued and outstanding shares of Issuer's common stock.

                  Woodcrest holds a warrant to purchase 462,355 shares of the common stock of Issuer. Mr. Ryffel may be deemed to be the beneficial owner of those shares because he is the principal member of Woodcrest. Mr. Ryffel has shared voting and shared disposition power with Woodcrest with respect to the 462,355 shares.

                  Schedule A sets forth the applicable information required by
                  Item 2 with respect to each of the Shareholders with whom the power to vote is shared.

         (c)-(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  In connection with Berlwood's purchase of the common stock of Emergisoft Delaware in December 2000, each of Berlwood, Mr. Ryffel and the Shareholders, executed (or later became a "Permitted Transferee" of an executing shareholder) with Emergisoft Delaware an Agreement Among Stockholders, dated as of December 8, 2000, by and among Emergisoft Delaware, Woodcrest and Berlwood (the "Stockholders Agreement").

                  Pursuant to the Stockholders Agreement, Berlwood irrevocably appointed Woodcrest, and as Permitted Transferees, Mr. Ryffel and the Shareholders, as Berlwood's lawful attorneys and proxies. Such proxies give Mr. Ryffel and the Shareholders the limited right to vote each of Berlwood's 15,767,550 shares of common stock beneficially owned by Berlwood only for the following limited purposes: (a) to elect one director that Woodcrest and/or its Permitted Transferees are entitled to elect pursuant to the Stockholders Agreement; (b) to remove a director elected by Woodcrest and/or its Permitted Transferees; and (c) to fill any vacancy on the Board of Directors resulting from the removal, resignation or death of a director elected by Woodcrest and/or its Permitted Transferees. The shared voting power with Mr. Ryffel and the Shareholders relates to the same 15,767,550 shares of Issuer common stock.

                  Pursuant to the Stockholders Agreement, Mr. Ryffel and the Shareholders irrevocably appointed Berlwood as Mr. Ryffel's and the Shareholders' lawful attorney and proxy. Such proxy gives Berlwood the limited right to vote each of the 15,174,189 shares of Issuer's common stock beneficially owned by Mr. Ryffel and the Shareholders only for the following limited purposes: (a) to elect one director that Berlwood and/or its Permitted Transferees are entitled to elect pursuant to the Stockholders Agreement; (b) to remove a director elected by Berlwood and/or its Permitted Transferees; and (c) to fill any vacancy on the Board of Directors resulting from the removal, resignation or death of a director elected by Berlwood and/or its Permitted Transferees. The shared voting power with the Shareholders relates to the same 15,174,189 shares of Issuer common stock (the "Shares"). The foregoing summary of the Stockholder Agreement is qualified in its entirety by reference to the copy of the Stockholder Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

                  Mr. Ryffel, the Shareholders and Berlwood may vote their own shares on all other matters. The Stockholder Agreement continues in effect for the benefit of Berlwood and/or its Permitted Transferees (the "Berlwood Beneficiaries") or Woodcrest and/or its Permitted Transferees (the "Woodcrest Beneficiaries") until such time as the Berlwood Beneficiaries or the Woodcrest Beneficiaries, as applicable, hold less than a five percent (5%) interest in the issued and outstanding common stock of Issuer.
                  Other than the Stockholders Agreement, to the best knowledge of Berlwood, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons or entities listed in Item 2 and between such person or entity and any person or entity with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

                  The following documents are filed as exhibits:

                  1. Agreement and Plan of Merger, dated as of March 28, 2001, by and among Pierce International Discovery, Inc., EMS Acquisition Corp. and Emergisoft Holding, Inc. (filed as Exhibit 2.2 to Issuer's Form 8-K filed on and included herein by reference).

                  *2. Agreement among Stockholders, dated as of December 8, 2000, by and among Berlwood, Emergisoft Delaware, and Woodcrest Capital, L.L.C.

*Filed herewith.






                                                      SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:   June 4, 2001


                                                     /s/ James A. Ryffel
                                                     -------------------
                                                     James A. Ryffel






                                                     SCHEDULE A


--------------------------------------------- -------------- -------------------------------- ---------------
      Name and Address of Shareholders           Shares          Shareholders' Principal       Citizenship
                                                                       Occupation
--------------------------------------------- -------------- -------------------------------- ---------------
Berlwood V, L.P.                               15,767,550    N/A                                   N/A
1201 North Watson Road, Suite 100
Arlington, Texas  76006
--------------------------------------------- -------------- -------------------------------- ---------------
Douglas Miller                                  1,219,982    Principal of Woodcrest                 US
c/o Woodcrest Capital, LLC
3113 South University Drive, 6th Floor
Fort Worth, Texas 76109
--------------------------------------------- -------------- -------------------------------- ---------------
Ash Huzenlaub                                   1,329,549    Principal of Woodcrest                 US
3113 South University Drive, 6th Floor
Fort Worth, Texas 76109
--------------------------------------------- -------------- -------------------------------- ---------------
The Miller's Children Trust                      600,000     N/A                                   N/A
c/o Hampton W. Miller, Jr.
2119 U.S. Highway 80 East, #107
Mesquite, Texas  75150
--------------------------------------------- -------------- -------------------------------- ---------------
The Ryffel's Children Trust                     2,200,000    N/A                                   N/A
c/o Laura Ryffel Banken
3113 S. University Dr., 6th Floor
Fort Worth, Texas 76109
--------------------------------------------- -------------- -------------------------------- ---------------
The Ashco Family Trust                           40,000      N/A                                   N/A
c/o Ash Huzenlaub
Woodcrest Capital, LLC
3113 South University Drive, 6th Floor
Fort Worth, Texas 76109
--------------------------------------------- -------------- -------------------------------- ---------------
Sheri T. Miller                                 1,150,000    N/A                                    US
c/o Ash Huzenlaub
Woodcrest Capital, LLC
3113 South University Drive, 6th Floor
Fort Worth, Texas 76109
--------------------------------------------- -------------- -------------------------------- ---------------
                                       Total    6,539,531
--------------------------------------------- -------------- -------------------------------- ---------------

